EXHIBIT 99.3


                        PRESS RELEASE DATED July 30, 2003

News Release

FOR IMMEDIATE RELEASE:  July 30, 2003

CONTACT: John T. Day, President/CEO
                  Dennis P. Gauger, CFO
                  Nevada Chemicals, Inc.
                  801-984-0228

Nevada Chemicals, Inc. Announces Second Quarter 2003 Earnings

SALT LAKE CITY: UTAH - John T. Day, President and Chief Executive Officer of Nevada Chemicals, Inc. (NASDAQ/NMS:NCEM), today announced earnings for the second quarter ended June 30, 2003. The company reported net income of $260,000 or $0.04 per share compared to net income of $676,000 or $0.09 per share in the second quarter of 2002. For the first six months ended on June 30, 2003, the company had net income of $579,000 or $0.08 per share compared to net income of $884,000 or $0.12 per share for the six months ended June 30, 2002. It should be noted that the 2nd Quarter 2002 net income included a one time before tax gain of $460,000, or net income of $0.04 per share, due to the sale of the company's West African assets. Day also indicated that Form 10Q will be filed with the SEC today.

Cyanco, a joint venture of Winnemucca Chemicals, Inc., a wholly-owned subsidiary of Nevada Chemicals, engaged in the manufacture and sale of liquid sodium cyanide, has seen fluctuations this year in the price of various raw materials required for production. Higher cost for natural gas impacts ammonia, caustic soda and electricity. Day commented that Cyanco has not yet seen increased mining activities due to the run up of gold prices although the mining companies review their strategies to exploit the higher prices. He stated further that some of Cyanco's client base has chosen to move ahead with major maintenance projects in anticipation of higher mining levels.

Nevada Chemicals continues to have a strong balance sheet with no long term debt and with cash, cash equivalents and short-term investments approaching $1.50 per share. On June 29, 2003, Nevada Chemicals paid a quarterly dividend of $0.05 per share to all shareholders of record on June 16, 2003. During the quarter, the company also repurchased approximately 250,000 common shares of Nevada Chemicals at an average price of $3.12 per share. The company's board of directors continues to review strategies for the future of Nevada Chemicals.

                             NEVADA CHEMICALS, INC.
                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                             AND BALANCE SHEET DATA

                                                  Three Months Ended June 30                Six Months Ended June 30
                                                    2003               2002                2003                 2002
------------------------------------------------------------------------------------------------------------------------

Revenues                                       $    594,000      $    937,000         $  1,264,000          $  1,479,000

Other Income - Gain on Sale of Assets                     -           460,000                    -               460,000

Net Income                                          260,000           676,000              579,000               884,000

Earnings per Share,
     Assuming Dilution                         $       0.04      $       0.09         $       0.08          $       0.12

Weighted Average Number of Shares
     Outstanding - Fully Diluted                  6,972,000         7,409,000            7,078,000             7,301,000

Cash Dividends per Share                       $       0.05      $          -         $       0.05          $          -

Stockholders' Equity                           $ 21,424,000      $ 21,173,000         $ 21,424,000          $ 21,173,000

Total Assets                                   $ 23,899,000      $ 24,334,000         $ 23,899,000          $ 24,334,000

Note: The foregoing contains "forward-looking" statements that are pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995. Editors and investors are cautioned that forward-looking statements involve risks and uncertainties that may affect the Company's business prospects and performance. These include, but are not limited to, economic, competitive, governmental, technological and other factors discussed in the Company's reports to shareholders and periodic filings with the Securities and Exchange Commission.